Exhibit 19

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net sales	$870,145	$711,862	$2,581,902	$2,108,823

Costs and expenses:
Cost of products sold	697,410	565,054	2,085,997	1,663,607
Selling, general and administrative expenses	82,848	69,626	250,512	211,513
Research and development	5,933	5,369	17,767	16,124
Interest expense	9,830	4,061	28,170	10,586
Other costs (income), net	(748)	(3,934)	1,131	(9,790)
Minority interest in net income	1,704	159	4,097	358

Income before income taxes	73,168	71,527	194,228	216,425

Provision for income taxes	29,000	27,700	76,600	83,800

Net income	$44,168	$43,827	$117,628	$132,625

Basic earnings per share of common stock	$.42	$.41	$1.10	$1.24

Diluted earnings per share of common stock	$.41	$.41	$1.09	$1.23

Cash dividends paid per share of common stock	$.18	$.16	$.54	$.48

Weighted-average common shares outstanding	106,267	106,934	106,814	106,875

Weighted-average common shares and common stock equivalents outstanding	107,637	108,053	108,193	107,848

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	September 30,	December 31,
	2005	2004

ASSETS
Cash	$150,679	$93,898
Accounts receivable, net	452,338	356,944
Inventories, net	410,905	387,414
Prepaid expenses	41,174	35,511
Total current assets	1,055,096	873,767
Property and equipment, net	1,105,954	938,574
Goodwill	596,346	442,181
Other intangible assets, net	121,462	65,396
Deferred charges and other assets	128,694	166,825
Total	846,502	674,402

TOTAL ASSETS	$3,007,552	$2,486,743

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$4,423	$912
Short-term borrowings	49,657	4,830
Accounts payable	351,987	277,989
Accrued salaries and wages	69,091	68,269
Accrued income and other taxes	16,125	23,143
Total current liabilities	491,283	375,143
Long-term debt, less current portion	785,119	533,886
Deferred taxes	184,552	173,872
Deferred credits and other liabilities	165,814	93,003
Total liabilities	1,626,768	1,175,904
Minority interest	23,078	2,973
Stockholders’ equity:
Common stock issued and outstanding (115,973,255 and 115,750,189 shares)	11,597	11,575
Capital in excess of par value	267,256	263,266
Retained income	1,311,643	1,251,695
Other comprehensive income	67,023	31,674
Common stock held in treasury at cost (10,672,761 and 8,803,061 shares)	(299,813)	(250,344)
Total stockholders’ equity	1,357,706	1,307,866

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,007,552	$2,486,743

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2005	2004

Cash flows from operating activities
Net income	$117,628	$132,625
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,551	99,945
Minority interest in net income	4,097	358
Stock award compensation	10,569	8,770
Deferred income taxes	12,142	19,736
Income of unconsolidated affiliated company	(395)	(8,869)
Loss on sales of property and equipment	433	973
Restructuring related activities	(412)	(3,375)
Proceeds from cash flow hedge	6,079
Changes in working capital, net of effects of acquisitions	(16,297)	(32,196)
Net change in deferred charges and credits	(1,157)	(20,436)

Net cash provided by operating activities	250,238	197,531

Cash flows from investing activities
Additions to property and equipment	(122,511)	(99,470)
Business acquisitions, net of cash acquired	(237,079)	(30,733)
Proceeds from sales of property and equipment	296	423
Proceeds from sale of restructuring related assets	4,664	3,131
Increased investment in unconsolidated affiliated company		(7,065)

Net cash used in investing activities	(354,630)	(133,714)

Cash flows from financing activities
Change in long-term debt	239,680	1,009
Change in short-term debt	22,162	(1,146)
Cash dividends paid to stockholders	(57,680)	(51,308)
Common stock purchased for the treasury	(49,469)
Stock incentive programs	1,366	413
Net cash provided (used) by financing activities	156,059	(51,032)
Effect of exchange rates on cash	5,114	(406)
Net increase in cash	56,781	12,379
Cash balance at beginning of year	93,898	76,476
Cash balance at end of period	$150,679	$88,855

See accompanying notes to consolidated financial statements.

EXHIBIT 19 — FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)

				Accumulated
		Capital In		Other	Common	Total
	Common	Excess Of	Retained	Comprehensive	Stock Held	Stockholders
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Equity
Balance at December 31, 2002	$6,134	$248,206	$1,052,475	$(97,497)	$(250,344)	$958,974

Net income			147,145			147,145
Translation adjustment				59,237		59,237
Pension liability adjustment, net of tax effect $15,668				26,072		26,072
Total comprehensive income						232,454
Cash dividends paid on common stock $0.56 per share			(59,469)			(59,469)
Stock incentive programs and related tax effects (177,285 shares)	18	6,756				6,774
Issued 53,522,935 shares for two-for-one stock split	5,353	(5,353)				0

Balance at December 31, 2003	11,505	249,609	1,140,151	(12,188)	(250,344)	1,138,733

Net income			179,967			179,967
Translation adjustment				39,780		39,780
Pension liability adjustment, net of tax effect $(1,433)				(2,071)		(2,071)
Total comprehensive income						217,676
Cash dividends paid on common stock $0.64 per share			(68,423)			(68,423)
Recognition of cumulative translation adjustment related to divesture of investment in foreign entity				6,153		6,153
Stock incentive programs and related tax effects (705,082 shares)	70	13,657				13,727

Balance at December 31, 2004	11,575	263,266	1,251,695	31,674	(250,344)	1,307,866

Net income for the first nine months of 2005			117,628			117,628
Unrecognized gain on derivative, net of tax $2,371				3,708		3,708
Unrecognized gain reclassified to earnings, net of tax $(182)				(285)		(285)
Translation adjustment for the first nine months of 2005				31,926		31,926
Total comprehensive income*						152,977
Cash dividends paid on common stock $0.54 per share			(57,680)			(57,680)
Stock incentive programs and related tax effects (223,066 shares)	22	3,990				4,012
Purchase of 1,869,700 shares of common stock					(49,469)	(49,469)

Balance at September 30, 2005	$11,597	$267,256	$1,311,643	$67,023	$(299,813)	$1,357,706

*  Total comprehensive income for the third quarter of 2005 and 2004 was $62,031 and $50,355, respectively, and was $133,507 for the first nine months of 2004.

See accompanying notes to consolidated financial statements.

EXHIBIT 19 - FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2004.

Note 2 — Accounting for Stock-Based Compensation

As provided for in Statement of Financial Accounting Standards No. 148 (SFAS No. 148) “Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement No. 123)”, the Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The intrinsic value method is used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method with the pro forma compensation expense reflected over the vesting period, net income and income per share would have been adjusted to the pro forma amounts indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands, except per share amounts)	2005	2004	2005	2004
Net income - as reported	$44,168	$43,827	$177,628	$132,625
Add: Stock-based compensation expense included in net income, net of related tax effects	1,778	1,675	6,407	6,239
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	(1,872)	(1,798)	(6,651)	(6,609)
Net income - pro forma	$44,074	$43,704	$117,384	$132,255

Basic earnings per share - as reported	$0.42	$0.41	$1.10	$1.24
Basic earnings per share - pro forma	$0.41	$0.41	$1.10	$1.24

Diluted earnings per share - as reported	$0.41	$0.41	$1.09	$1.23
Diluted earnings per share - pro forma	$0.41	$0.40	$1.08	$1.23

On December 15, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS 123R), which will significantly change accounting practice with respect to employee stock options.  The SEC has delayed the mandated adoption date for public companies with a December 31 year end until January 1, 2006.  FAS 123R requires that the Company measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The Company will initially measure the cost of liability-based service awards based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the requisite service period will be recognized as compensation cost over that period.  The Company expects that the impact of adopting this standard will be insignificant to the Company’s results of operations.

Note 3 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2003	$399,885	$50,708	$450,593
Contribution of previously consolidated subsidiary to equity investment in Brazilian joint venture	(7,679)		(7,679)
Business acquisition	1,932		1,932
Goodwill allocated to business dispositions	(4,316)		(4,316)
Currency translation adjustment	1,651		1,651
Reported balance at December 31, 2004	$391,473	$50,708	$442,181

Business acquisitions	117,971		117,971
Goodwill associated with Itap Bemis Ltda. which is now consolidated	16,711		16,711
Currency translation adjustment	19,483		19,483
Reported balance at September 30, 2005	$545,638	$50,708	$596,346

The components of amortized intangible assets follow:

	September 30, 2005		December 31, 2004
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
(in thousands)	Amount	Amortization	Amount	Amortization
Contract based	$17,108	$(8,310)	$15,323	$(5,681)
Technology based	67,703	(14,813)	52,218	(10,845)
Marketing related	18,904	(4,041)	8,989	(2,189)
Customer based	53,052	(8,141)	10,547	(2,966)
Reported balance	$156,767	$(35,305)	$87,077	$(21,681)

Amortization expense for intangible assets during the first nine months of 2005 was $10.0 million.  Estimated amortization expense for the remainder of 2005 is $3.7 million; for 2006 and 2007 is $12.3 million each year; and $12.2 million for 2008, 2009 and 2010 each.

Note 4 — Acquisition of Dixie Toga S.A. and Certain Assets of Rayton Packaging Inc.

On January 5, 2005, the Company acquired majority ownership of Dixie Toga S.A., headquartered in São Paulo, Brazil.  Dixie Toga recorded annual net sales in excess of $300 million in 2004.  In this transaction, the Company acquired substantially all of the outstanding voting common stock and 43 percent of the outstanding non-voting preferred stock of Dixie Toga for a total cash price of approximately $250 million, which was initially financed with commercial paper.  During the nine months ended September 30, 2005, Dixie Toga purchased additional publicly traded preferred shares on the Bovespa Stock Exchange in São Paulo, Brazil, thereby effectively increasing Bemis’ preferred share ownership to 54 percent.  The remaining non-voting preferred shares not acquired are traded publicly on the Brazilian Bovespa Exchange.  Dixie Toga is a leading packaging company in South America, specializing in flexible packaging, thermoformed and injection molded containers, laminated plastic tubes, printed labels, and printed folding cartons.  Dixie Toga employs over 3,000 people in South America and operates nine manufacturing plants in Brazil and two in Argentina.

The net cash purchase price of $234.4 million has been accounted for under the purchase method of accounting reflecting the provisions of SFAS Nos. 141 and 142 and includes the preliminary allocations as follows:  $177.4 million to tangible assets, $54.4 million to intangible assets, $114.7 million to liabilities assumed, and $117.3 million to tax deductible goodwill.  Intangible assets acquired have a weighted-average useful life of approximately 13 years and include $1.4 million for contract-based intangibles with a useful life of 1 year, $8.0 million for marketing related intangibles with a useful life of 10 years, $33.0 million for customer-based intangibles with a useful life of 15 years, and $12.0 million for technology-based intangibles with a useful life of 10 years.  The third-party valuation of certain tangible and intangible assets relating to the acquisition is not final; thus the purchase price allocation is subject to further refinement.  Results of operations from the date of acquisition are included in these financial statements.  Pro forma income statement results for the comparative third quarter and year-to-date periods ending September 30, 2004, as if this acquisition had occurred at the beginning of 2004, would have reflected net sales as $800.4 million and $2,342.1 million, respectively; net income as $43.0 million and $132.2 million, respectively; and diluted earnings per share as $0.40 and $1.23, respectively.

The Company and Dixie Toga have operated a flexible packaging joint venture in Brazil since 1998.  This venture, known as Itap Bemis Ltda., represents about one-third of Dixie Toga’s annual net sales.  Prior to the acquisition the Company owned 45 percent of the joint venture and has accounted for it on an equity basis for the year 2004 and earlier.  The pre-existing goodwill imbedded in the Company’s equity investment at the date of the Dixie Toga acquisition was $16.7 million.  This amount is now included as a component of the Company’s consolidated goodwill.

On February 17, 2005, the Company acquired certain assets of Rayton Packaging Inc., Calgary, Alberta, Canada for a cash purchase price of $2.7 million.  The net cash purchase price has been accounted for under the purchase method of accounting reflecting the provisions of SFAS Nos. 141 and 142 and includes the preliminary allocations as follows:  $1.2 million to tangible assets, $0.8 million to intangible assets, and $0.7 million to goodwill.  Intangible assets acquired include $0.4 million for customer-based intangibles and $0.4 million for technology-based intangibles each with a useful life of 10 years.

Note 5 — Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	September 30,	December 31,
(in thousands)	2005	2004
Raw materials and supplies	$157,265	$136,379
Work in process and finished goods	269,161	264,312
Total inventories, gross	426,426	400,691

Less inventory write-downs	(15,521)	(13,277)
Total inventories, net	$410,905	$387,414

Note 6 — Restructuring of Operations

The restructuring plan for the flexible packaging business segment is complete except for the disposal of the remaining plant for which no gain or loss is expected.  A $0.5 million loss was realized from the second quarter 2005 disposal of the Prattville, AL, plant.  During the third quarter 2005, a $0.9 million gain was realized from the disposal of a plant that was closed in connection with the restructuring of the pressure sensitive material business segment.  These gains and losses are included as a component of other costs (income), net.  Year-to-date 2005 employee severance payments of $0.112 million have reduced the remaining related accrual balance to $0.092 million at September 30, 2005

Note 7 — Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and expectations disclosed in the Company’s 2004 Annual Report are expected to continue unchanged throughout 2005.

	Three Months Ended September 30,				Nine Months Ended September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands)	2005	2004	2005	2004	2005	2004	2005	2004
Service cost — benefits earned during the period	$5,144	$4,613	$418	$154	$15,485	$13,807	$1,309	$461
Interest cost on projected benefit obligation	7,227	7,100	307	324	21,724	21,268	921	973
Expected return on plan assets	(9,093)	(8,895)			(27,315)	(25,456)
Amortization of unrecognized transition obligation	76	101			238	302
Amortization of prior service cost	681	561	(12)	18	2,043	1,683	(38)	54
Recognized actuarial net (gain) or loss	2,481	1,870	33	24	7,444	5,604	100	71
Settlement gain (loss)	146				430
Net periodic pension (income) cost	$6,662	$5,350	$746	$520	$20,049	$17,208	$2,292	$1,559

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduced a prescription drug benefit under Medicare and, in certain circumstances, a federal subsidy to sponsors of retiree health care benefit plans.  The Company’s U.S. postretirement health care plan offers prescription drug benefits.  As of December 31, 2004, accumulated postretirement benefit obligation decreased by $1,230,000.  The effect of the Act on components of net periodic postretirement benefit cost for the quarter and year-to-date periods ended September 30, 2005, is as follows:

	Three Months Ended	Nine Months Ended
(in thousands)	September 30, 2005	September 30, 2005
Service cost — benefits earned during the year
Interest cost on accumulated postretirement benefit obligation	$(18)	$(53)
Amortization of prior service cost
Recognized actuarial net (gain) or loss	(24)	(73)
Net periodic postretirement benefit cost	$(42)	$(126)

Note 8 — Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) are as follows:

(in thousands)	September 30, 2005	December 31, 2004
Foreign currency translation	$89,352	$57,426
Unrecognized gain on derivative, net of tax $2,189	3,423
Minimum pension liability, net of deferred tax benefit of $16,258 and $16,258	(25,752)	(25,752)
Accumulated other comprehensive income (loss)	$67,023	$31,674

In connection with the issue of seven-year, $300 million notes in March 2005, we entered into a forward starting swap on February 3, 2005, in order to lock in an interest rate in advance of the pricing date for the notes.   On March 14, 2005, in connection with the pricing of the notes, we terminated the swap and recorded the resulting gain of $6.1 million (pre-tax) on the balance sheet as a component of other comprehensive income.  This gain will be amortized as a component of interest expense over the term of the notes.

Note 9 — Taxes Based on Income

The Company’s 2005 effective tax rate of 39.4% differs from the federal statutory rate of 35.0% primarily due to state and local income taxes.

In December 2004, the FASB issued FASB Staff Positions (FSP) No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” This FSP provides guidance on how an enterprise should account for the deduction for qualified production activities provided by the American Jobs Creation Act of 2004.  Pursuant to this guidance, the deduction has no effect on deferred tax assets and liabilities existing at the enactment date.  The impact of this deduction will be reported in the period in which the deduction is claimed on our tax return.

In December 2004, the FASB issued FSP No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (the “Act”). This FSP allows additional time for companies to determine how the new law affects a company’s accounting for deferred tax liabilities on unremitted foreign earnings. The new law provides for a special one-time deduction of 85% of certain foreign earnings that are repatriated and which meet certain requirements. The deduction is available to corporations during the tax year that includes October 22, 2004 or the immediately subsequent tax year. For Bemis, the deduction election is available for the 2005 calendar year.  Due to the complexity of the repatriation provision, we are still evaluating the effects of the Act on our plan for repatriation of unremitted foreign earnings and the related impact on our tax provision. We anticipate that this evaluation will be completed by the end of the calendar year. The range of possible amounts of unremitted foreign earnings that we are currently considering for repatriation is between zero and approximately $130 million. The related potential range of income tax is between zero and approximately $7.0 million.

Note 10 — Segments of Business

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Business Segments (in millions)	2005	2004	2005	2004
Net Sales to Unaffiliated Customers:
Flexible Packaging	$723.0	$571.8	$2,135.9	$1,675.0
Pressure Sensitive Materials	147.4	140.2	446.6	434.1

Intersegment Sales:
Flexible Packaging		(0.1)	(0.2)	(0.3)
Pressure Sensitive Materials	(0.2)		(0.4)
Total net sales	$870.2	$711.9	$2,581.9	$2,108.8

Operating Profit and Pretax Profit:
Flexible Packaging	$89.0	$74.6	$239.6	$226.9
Pressure Sensitive Materials	9.6	7.9	26.5	22.8
Total operating profit	98.6	82.5	266.1	249.7

General corporate expenses	(13.9)	(6.8)	(39.6)	(22.3)
Interest expense	(9.8)	(4.1)	(28.2)	(10.6)
Minority interest in net income	(1.7)	(0.1)	(4.1)	(0.4)
Income before income taxes	$73.2	$71.5	$194.2	$216.4

Identifiable Assets:
Flexible Packaging			$2,481.6	$1,834.0
Pressure Sensitive Materials			413.3	399.9
Total identifiable assets			2,894.9	2,233.9
Corporate assets			112.7	180.1
Total			$3,007.6	$2,414.0

Note 11 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Indiana Department of Environmental Management has issued a Notice of Violation to the Company regarding various permitting and air emissions violations at its Terre Haute, Indiana facility.  The Company is cooperating with the Indiana agency and is seeking to resolve all open issues raised by the Notice of Violation.  Any settlement or other resolution of these matters may include a penalty.  While the Company cannot reasonably estimate the amount of any such penalty, management believes that it would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Company is a potentially responsible party (PRP) in twelve superfund sites around the United States.  The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo.  The City has assessed a city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years were estimated to be approximately $40.0 million at the date the Company acquired Dixie Toga.  Dixie Toga challenged the assessments and ultimately litigated the issue.  A lower court decision in 2002 cancelled all of the assessments for 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  The City continues to assert the applicability of the city services tax and has issued assessments for the subsequent years 1996-2001.  The assessments for those years for tax and penalties (exclusive of interest) were estimated to be approximately $26.0 million at the date of acquisition.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the results of operations and/or cash flows of the period in which the matter is resolved.

The Company first disclosed in a Form 8-K filed with the Securities and Exchange Commission on April 23, 2003, that the Department of Justice expected to initiate a criminal investigation into competitive practices in the labelstock industry and the Company further discussed the investigation and disclosed that it expected to receive a subpoena in its Form 10-Q filed for the quarter ended June 30, 2003.  In a Form 8-K filed with the Securities and Exchange Commission on August 15, 2003, the Company disclosed that it had received a subpoena from the U.S. Department of Justice in connection with the Department’s criminal investigation into competitive practices in the labelstock industry.  The Company has responded to the subpoena and will continue to cooperate fully with the requests of the U.S. Department of Justice.

The Company and its wholly-owned subsidiary, Morgan Adhesives Company, have been named as defendants in fourteen civil lawsuits.  Six of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  Judge Vanaskie entered an order which calls for discovery to be taken on the issues relating to class certification and briefing on plaintiffs’ motion for class certification to be completed in November 2005.  At this time, a discovery cut-off and a trial date have not been set.  The Company has also been named in three lawsuits filed in the California Superior Court in San Francisco. These three lawsuits, which have been consolidated, seek to represent a class of all California indirect purchasers of labelstock and each alleged a conspiracy to fix prices within the self-adhesive labelstock industry.  Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, and one lawsuit in Arizona seeking to represent a class of Arizona indirect purchasers of labelstock, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company intends to vigorously defend these lawsuits.

In a Form 8-K filed with the Securities and Exchange Commission on May 25, 2004, the Company disclosed that representatives from the European Commission had commenced a search of business records and interviews of certain Company personnel at its self-adhesive labelstock operation in Soignies, Belgium to investigate possible violations of European competition law in connection with an investigation of potential anticompetitive activities in the European paper and forestry products sector.  A formal request for information was received by the Company on October 28, 2005.  The Company continues to cooperate fully with the European Commission.

Given the ongoing status of the U.S. Department of Justice investigation, the related class-action civil lawsuits, and the European Commission investigation, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.

Note 12 — Earnings Per Share Computations

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2005	2004	2005	2004

Income available to common stockholders (numerator)	$44,168	$43,827	$117,628	$132,625
Weighted-average common shares outstanding (denominator)	106,267	106,934	106,814	106,875

Basic earnings per share of common stock	$0.42	$0.41	$1.10	$1.24

Dilutive effects of stock option and stock awards, including impact of windfall tax benefits	1,370	1,119	1,379	973
Weighted-average common shares and common equivalent shares outstanding (denominator)	107,637	108,053	108,193	107,848

Diluted earnings per share of common stock	$0.41	$0.41	$1.09	$1.23

Certain options outstanding at September 30, 2005 and 2004 (2,494 shares and 2,494 shares, respectively), were not included in the computation of diluted earnings per share because they would not have had a dilutive effect at that time.

Note 13 — Long-Term Debt

Debt consisted of the following:

(dollars in thousands)	September 30, 2005	December 31, 2004

Commercial paper payable through 2005 at an interest rate of 3.7%	$200,090	$160,380
Notes payable in 2012 at an interest rate of 4.875%	300,000
Notes payable in 2008 at an interest rate of 6.5%	250,000	250,000
Notes payable in 2005 at an interest rate of 6.7%		100,000
Interest rate swap agreement	6,734	14,943
Industrial revenue bond payable in 2012 at an interest rate of 2.2%	8,000	8,000
Debt of subsidiary companies payable through 2009 at an interest rate of 6.5% to 12.8%	24,245	850
Obligations under capital leases	473	625

Total debt	789,542	534,798
Less current portion	4,423	912
Total long-term debt	$785,119	$533,886

The commercial paper has been classified as long-term debt, to the extent of available long-term backup credit agreements, in accordance with the Company’s intent and ability to refinance such obligations on a long-term basis.  The interest rate of commercial paper outstanding at September 30, 2005, was 3.7 percent.  The Company issued approximately $250.0 million of additional commercial paper in January 2005 to fund the acquisition of Dixie Toga S.A.  During March 2005, the Company issued $300.0 million of long-term notes payable in 2012 at an interest rate of 4.875 percent, the proceeds of which were used to pay down outstanding commercial paper.  The notes were sold to qualified institutional buyers under the provisions of Rule 144A of the Securities Act of 1933.  During the third quarter of 2005, as obligated by the terms of this private placement, the Company completed the exchange of these notes for registered notes with similar terms.  The $100.0 million long-term notes shown above were repaid in July 2005 through the issuance of an equal amount of commercial paper.